 Filed Pursuant to Rule 253(g)(2)
File No. 024-11263

RED OAK CAPITAL FUND V, LLC

SUPPLEMENT NO. 2 DATED APRIL 1, 2021
TO THE OFFERING CIRCULAR DATED August 13, 2020

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Fund V, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated August 13, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 14, 2020 as supplemented by Supplement No. 1 dated October 15, 2020 and filed by us with the Commission on the same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose that Chip Cummings is no longer a Member of Red Oak Capital Group, LLC, the Sponsor of the Company. In connection with the foregoing, the table on page 58 of the Offering Circular disclosing security ownership of certain beneficial owners of 5% or more is deleted in its entirety and replaced by the following:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 Security Ownership of Certain Beneficial Owners (5% or more)

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
LLC Interests	Joseph Elias*	N/A	35.00%

LLC Interests	Kevin Kennedy*	N/A	35.00%

LLC Interests	Gary Bechtel*	N/A	10.00%

LLC Interests	Raymond Davis*	N/A	10.00%

LLC Interests	Jason Anderson*	N/A	10.00%

LLC Interests	All Executives and Managers*	N/A	100.00%

* 625 Kenmoor Avenue SE, Suite 211, Grand Rapids, Michigan 49546